

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 15, 2019

Eran Rotem
Chief Financial Officer
CollPlant Holdings Ltd.
3 Sapir Street, Weizmann Science Park
Ness-Ziona 74140, Israel

      Re: CollPlant Holdings Ltd.
          Registration Statement on Form F-3
          Filed February 1, 2019
          File No. 333-229486

Dear Mr. Rotem:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Eric Atallah at (202) 551-3663 with any questions.

      Sincerely,

      Division of Corporation Finance
      Office of Electronics and Machinery

cc: Gary Emmanuel